SCHEDULE C

Transactions in Securities

Transactions by Stilwell Activist Investments, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	05/21/26	6,478	17.9673	116,392.17
Purchase of Common Stock	05/22/26	6,025	18.4000	110,860.00
Purchase of Common Stock	05/27/26	10,000	18.2800	182,800.00
Purchase of Common Stock	05/28/26	302	18.3613	5,545.11
Purchase of Common Stock	06/01/26	500	18.4628	9,231.40
Purchase of Common Stock	06/02/26	3,950	18.2500	72,087.50
Purchase of Common Stock	06/02/26	569	18.5000	10,526.50
Purchase of Common Stock	06/03/26	806	18.5000	14,911.00
Purchase of Common Stock	06/04/26	2,002	18.5000	37,037.00
Purchase of Common Stock	06/05/26	3,466	18.5000	64,121.00
Purchase of Common Stock	06/08/26	5,113	18.4989	94,584.88
Purchase of Common Stock	06/10/26	15	18.5000	277.50
Purchase of Common Stock	06/11/26	247	18.5000	4,569.50
Purchase of Common Stock	06/22/26	500	18.6750	9,337.50